UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024 (Report No. 6)

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

CONTENTS

On March 27, 2024, Maris-Tech Ltd. (the “Company”) made available on its website a recording of a webinar, which was held on March 26, 2024, discussing the Company's 2023 financial results and providing an update on its business operations and annual highlights, following the release of the Company’s financial results for the year ended December 31, 2023 and the filing of the related Annual Report on Form 20-F with the Securities and Exchange Commission on March 21, 2024.

The information contained in the webinar recording does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Company or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment whatsoever relating to the securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: March 28, 2024	By:	/s/ Nir Bussy
		Name:	Nir Bussy
		Title:	Chief Financial Officer

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